SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                            Carlyle Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    143093102
                                 (CUSIP Number)

                                   Jay Y. Sung
                                 245 Park Avenue
                            New York, New York 10167
                                  212-692-1978
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the
following box  [    ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 143093102                  Schedule 13D              Page 2 of 5 Pages

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-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert A. Levinson
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[   ]
                                                                      (b)[   ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

           PF (see Item 3 below)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               [   ]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION

         U.S.A.
-------- -----------------------------------------------------------------------
-------------------------- ------- ---------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
     SHARES
                                   1,921,112
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
  BENEFICIALLY             8       SHARED VOTING POWER
    OWNED BY
                                   0
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
   EACH REPORTING          9       SOLE DISPOSITIVE POWER

                                   1,921,112
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
  PERSON WITH              10      SHARED DISPOSITIVE POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,921,112
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [   ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.8%
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-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

          IN
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

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CUSIP No. 143093102                  Schedule 13D              Page 3 of 5 Pages

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-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Swenvest Corporation
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[   ]
                                                                      (b)[   ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4          SOURCE OF FUNDS* AF (see Item 3 below)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(d) or 2(e)                                         [   ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

          New York
-------- -----------------------------------------------------------------------
-------------------------- ------- ---------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
     SHARES
                                   1,633,419
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
  BENEFICIALLY             8       SHARED VOTING POWER
    OWNED BY
                                   0
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
       EACH                9       SOLE DISPOSITIVE POWER
    REPORTING
                                   1,633,419
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
   PERSON WITH             10      SHARED DISPOSITIVE POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,633,419
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [    ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7 %
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D supplements and amends the statement on Schedule 13D (the "Schedule 13D") originally filed on March 31, 2000, by Swenvest Corporation, a New York Corporation ("Swenvest") and by Robert
A. Levinson ("Mr. Levinson") with respect to shares of common stock, par value $0.01 per share ("Carlyle Common Stock") of Carlyle Industries, Inc. ("Carlyle"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

                  The source of funds for the acquisition of 786,463 shares of Carlyle Common Stock (the "Shares") by Swenvest (see Item 5(c) below) was the private funds of Mr. Levinson (in the form of a loan to Swenvest).


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

                  The purpose of the purchase by Swenvest of the Shares pursuant to the Purchase Agreement was for investment purposes only.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

               (a) As of the date hereof and based upon a total of 13,934,858 shares of Carlyle Common Stock outstanding as reported on the Issuer's most recently filed 10-K for the fiscal year ended December 31, 1999, (i) Swenvest beneficially owns in the aggregate 1,633,419 shares of Carlyle Common Stock, representing approximately 11.7% of outstanding Carlyle Common Stock and (ii) Mr. Levinson may be deemed to be the beneficial owner of an aggregate 1,921,112 shares of Carlyle Common Stock, representing approximately 13.8 % of outstanding Carlyle Common Stock, consisting of the following: 1,633,419 shares of Carlyle

Common Stock as the sole shareholder of Swenvest; 75,000 shares of Carlyle Common Stock held by three trusts for the benefit of Mr. Levinson's children; 165,693 shares of Carlyle Common Stock that Mr. Levinson, in fact, owns; and options to purchase an additional 47,000 shares of Carlyle Common Stock, which are exercisable within 60 days. Mr. Levinson disclaims the 75,000 shares of Carlyle Common Stock held by three trusts for the benefit of Mr. Levinson's children. Mr. Levinson is co-trustee of such trusts.

               (c) Pursuant to the Purchase Agreement*, Swenvest acquired an additional 786,463 shares of Carlyle Common Stock at a purchase price of $1.00 per share on March 15, 2000.


               This statement is filed on behalf of Swenvest and Mr. Levinson.


*Previously filed as Exhibit A to the Schedule 13D.



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:       March 29, 2000


                                                     /s/ Robert A. Levinson
                                                  ------------------------------
                                                  Robert A. Levinson




                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:       March 29, 2000


                                              SWENVEST CORPORATION


                                              By: /s/ Robert A. Levinson
                                                 -------------------------------
                                                  Robert A. Levinson,  President